June 25, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn: Andi Carpenter, John Cash, Asia Timmons-Pierce, Jay Ingram

Re:	Zevia PBC

Amendment No. 1 to Draft

Registration Statement on Form S-1

Submitted June 4, 2021

CIK: 0001854139

Ladies and Gentlemen:

On behalf of Zevia PBC (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) contained in your letter, dated June 15, 2021 (the “Comment Letter”), regarding the above-referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Amendment No. 1”), confidentially submitted on June 4, 2021. The Staff’s comments are set forth below, followed by the Company’s responses. The page references in our response correspond to the page numbers of the Registration Statement on Form S-1 (the “Registration Statement”), which is being filed publicly today.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted June 4, 2021

General

1.

We note your responses to our comments on the Tax Receivable Agreement. Please provide more prominent disclosure of the Tax Receivable Agreement and the economics benefits that it confers to the Direct Zevia Stockholders ensuring that your revised disclosure addresses the shift in cash flows from public shareholders to the pre-IPO owners. To the extent practicable, please disclose how the estimated annual payments to Direct Zevia Stockholders under the agreement correlate to your revenue so that investors can understand how much of your revenue is being redirected to the pre-IPO owners. We would expect to see the discussion of the agreement, including the estimated payouts, in the forepart of the prospectus as a principal topic in the Prospectus Summary.

The Company respectfully acknowledges the Staff’s comment, and has revised the disclosure on pages 13-14, 22, 39, 66-67, 71, 78, 81, 99, and 149-151 in response.

June 25, 2021

If you have any questions regarding the Registration Statement or the responses set forth above, please do not hesitate to call me at (212) 351-4034.

Sincerely,

/s/ Andrew Fabens

Andrew Fabens

cc:	Steven B. Stokdyk, Latham & Watkins LLP